POWERSHARES EXCHANGE-TRADED FUND TRUST

PowerShares WilderHill Clean Energy Portfolio

SUPPLEMENT DATED SEPTEMBER 29, 2017 TO THE SUMMARY PROSPECTUS
DATED AUGUST 28, 2017 AND STATUTORY PROSPECTUS DATED AUGUST 28,
2017

 The Board of Trustees of the PowerShares Exchange-Traded Fund
Trust ("Trust") has approved a reverse split of the issued and outstanding shares of the PowerShares WilderHill Clean Energy
Portfolio (the "Fund").

 After the close of the markets on October 20, 2017, the Fund will affect a "1 for 5" reverse split of its issued and outstanding shares. Shares of the Fund will begin trading on the NYSE Arca, Inc. (the "Exchange") on a split-adjusted basis on October 23, 2017.

 As a result of this reverse split, every five shares of the Fund will be exchanged for one share of the Fund. Accordingly, the total number of the issued and outstanding shares for the Fund will decrease by approximately 80 percent. In addition, the per share net asset value ("NAV") and next day's opening market price will increase approximately five times for the Fund. Therefore, the next day's opening market value of the Fund's issued and outstanding shares, and thus a shareholder's investment value, should not be affected by the reverse split. The table below provides an example of the effect of a hypothetical one for five reverse split (actual net asset value, shares, and market price may vary):

INFORMATION DISPLAYED IN FOLLOWING ORDER:
Period
# of Shares Owned
Hypothetical NAV Per share
Total Market Price


Pre-reverse split
100
$10
$1,000

Post-reverse split
20
$50
$1,000

 The Trust's transfer agent will notify the Depository Trust Company ("DTC") of the reverse split and instruct DTC to adjust each shareholder's investment accordingly. DTC is the registered owner of the Fund's shares and maintains a record of the Fund's record owners.

Redemption of Fractional Shares and Tax Consequences for the
Reverse Split

 As a result of the reverse split, a shareholder potentially could hold a fractional share, which cannot trade on the Exchange. A shareholder's proportional fractional shares will be redeemed for cash and paid to the shareholder's brokerage account of record. Such redemption may have tax implications for those shareholders, and a shareholder could recognize a gain or loss in connection with the redemption of the shareholder's fractional shares. Otherwise, the reverse split will not result in a taxable transaction for Fund shareholders. No transaction fee will be imposed on shareholders for such redemption.

Please Retain This Supplement for Future Reference.

P-PS-STATSUMPRO-1-SUP-3 092917